Ms. Angela Crane, Branch Chief
U.S. Securities and Exchange Commission
November 1, 2005
Page 2
November 1, 2005

By U.S. Mail and Facsimile to (202) 772-9218

Ms. Angela Crane
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-6010

Re:      Jaco Electronics, Inc.
         Form 10-K for the fiscal year ended June 30, 2005 File No. 2-34664

Dear Ms. Crane,

Jaco Electronics, Inc. ("Jaco" or the "Company") has received your correspondence dated October 18, 2005 regarding the comments of the Staff of the Securities and Exchange Commission (the "Staff") to the above referenced filing of the Company (the "Comment Letter"). As you requested, we have keyed our responses to the number paragraphs in the Comment Letter and, if applicable, have provided supplemental information.

Form 10-K for the Fiscal Year Ended June 30, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14
--------------------------------------------------------------------------------

Liquidity and Capital Resources, page 22

1. We note from your disclosures on page F-18 that you entered into a supply agreement with Sagamore Holdings to supply electronic components to Nexus. Please revise Management's Discussion and Analysis in future filings to quantify and discuss any actual or expected impact of this agreement on your results of operations, liquidity and capital resources, if material.

         The Company's sales to Nexus, subsequent to the date of its sale of this subsidiary to Sagamore Holdings, were approximately $680,000 and $88,000 for the fiscal year ended June 30, 2005 and the quarter ended September 30, 2005, respectively, representing 0.3% and 0.2% of total sales for these periods. As such, we did not feel that these amounts were material for disclosure. We will revise Management's Discussion and Analysis in future filings to quantify and discuss any actual or expected impact of this agreement on our results of operations, liquidity and capital resources, if we determine it to be material.

2. Please tell us and revise future filings to define the financial ratios and minimum net worth levels required in your financial covenants. Explain what would happen if you were unable to obtain a waiver or amendment from your lender on reasonable terms.

         In future filings, we will describe the financial ratios and minimum net worth levels required in our financial covenants as follows:

         Under our credit agreement, the Company is required to comply with the following financial covenants: maintain a Fixed Charge Coverage Ratio (as defined therein) of 1.0 to 1.0 for the six months ending December 31, 2005, 1.2 to 1.0 for the nine months ending March 31, 2006, and 1.3 to 1.0 for the twelve months ending June 30, 2006 and for each of the twelve months ending each quarterly period thereafter; maintain Operating Cash Flow (as defined therein) for the quarterly period ending September 30, 2005 of not less than $475,000; maintain minimum Net Worth (as defined therein), commencing August 31, 2005, of not less than $40,500,000, increasing as of the end of each fiscal quarter thereafter by 65% of the net profit for such quarter, if any, reduced by the amount of specified Special Charges and Write-offs (as defined therein); and a limitation on capital expenditures of $300,000 for the fiscal year ending June 30, 2006 and for each fiscal year thereafter.

         While we have provided some disclosure in both the last two sentences of the third paragraph and in the last two sentences of the last paragraph under Management's Discussion and Analysis-Liquidity and Capital Resources regarding what would happen if Jaco were unable to obtain a waiver or amendment from its lenders on reasonable terms, as suggested by you, we will revise this disclosure in the manner provided below in future filings in order to more clearly address this contingency:

         In the event that in the future we are unable to obtain such an amendment or waiver of our noncompliance with our financial covenants, the lenders under our credit facility could declare us to be in default under the facility, requiring all amounts outstanding under the facility to be immediately due and payable and/ or limit the Company's ability to borrow additional amounts under the facility. If we did not have sufficient available cash to pay all such amounts that become due and payable, we would have to seek additional debt or equity financing through other external sources, which may not be available on acceptable terms, or at all. Failure to maintain financing arrangements on acceptable terms would have a material adverse effect on our business, results of operations and financial condition.

Item 9A. Controls and Procedures, page 25
3. We note that your "disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that the Company files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms." Please revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

         In future filings, we will disclose, if true, in accordance with Exchange Act Rule 13a-15(e), that our management has concluded that our disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

         Supplementally, we advise you that the foregoing was true as of June 30, 2005.

 Note B - Summary of Significant Accounting Policies, page F-9

2. Revenue Recognition, page F-9
4. We note your disclosures that "in general, revenue is recognized when it is realized or realizable and earned" and "revenue from product sales is recognized general1y when the product is shipped." Please tell us when this would not be the case. In future filings, please discuss any material exceptions to your revenue recognition policy.


         We advise you that we recognize revenue when it is realized or realizable and earned. In future filings, we will remove the word "general" from the first disclosure item cited by you.

         As for the second disclosure item cited by you, to clarify, shipment along with transfer of title is the point at which Jaco's obligation is complete and the customer's obligation begins. When the shipping terms are FOB shipping point, revenue is appropriately recorded as the goods leave our facility. In certain instances and to certain customers, we ship goods with shipping terms of FOB destination point. In these instances, we determine when the goods are delivered to our customer's facility and calculate whether an adjustment to defer revenue recognition is required. If such adjustment is material, we record such adjustment in our financial statements. However, historically, such adjustments have not been material.

         In future filings, we will include more specific disclosure of our revenue recognition policies, which will incorporate the additional information provided above.

5. You state that a portion of your business involves shipments directly from your suppliers to your customers. Please tell us if you report al1 revenue at gross (as a principal) or if you act as an agent in certain transactions. Discuss the consideration to the guidance in EITF 99-19 given the price protection, stock rotation privileges and the right to return inventory typical in your agreements with suppliers as discussed on page 8 of your business section. Also, please tell us if:

                     o The supplier is responsible for fulfilling the ordered product or service, including remedies if the customer is dissatisfied.
                     o The company earns a fixed dollar amount per customer transaction regardless of the amount billed to the customer.
                     o   The credit risk is assumed by the supplier.

         We maintain two distribution facilities from which we ship the majority of our goods. We do, however, periodically ship goods directly from third parties or from our vendors. During the year ended June 30, 2005, the Company had sales of approximately $9.3 million, which represents 4.0% of total sales that were shipped directly from third parties or vendors. We report all revenue at gross because we are the principals in all such transactions.

         EITF 99-19 assesses whether a company should recognize revenue based on the gross amount billed to a customer or the net amount retained (i.e., the amount billed to a customer less the amount paid to a supplier) depending on the facts and circumstances.

         Indicators that we have considered, which are present in our sales arrangements, in determining that we should report our sales based on the gross amount include the following:

                     o the Company is the primary obligor, including remedies if the customer is dissatisfied;
                     o   the Company has general inventory risk;
                     o the Company has latitude in establishing the price, and does not earn a fixed dollar amount per customer transaction;
                     o the Company is involved in the determination of product specifications;
                     o   the Company has physical inventory loss risk; and
                     o   the Company has the credit risk.

         Because the indicators set forth above are present in our sales arrangement, we believe we are the principals in all revenue transactions and, as a result, that we are properly reporting revenue as gross amounts.

6.Inventories, page F-ll
6. We note from your revenue recognition policy that you sell certain products on a consignment basis. In future filings revise your inventory presentation to separately report the value of inventory consigned to others at each balance sheet date. Refer to Question 2 of SAB Topic l3 (A)(2).

         In future filings, in accordance with question 2 of SAB Topic 13
         (A)(2), we will disclose the amount of the Company's consignment inventory at each balance sheet date. We supplementally advise you that such consignment inventory was $394,684 and $864,710 at June 30, 2005 and 2004, respectively.

7. We note your provision for inventory of $6.9 million as of June 30, 2005. Please tell us more about your inventory management practices. Specifical1y;
                     o Tell us how you determined the amount and timing of the write-downs.
                     o Explain why this inventory is not included in the price protection from your suppliers.
                     o Explain if any of the provision relates to customized customer orders that were cancelled or if these inventories are sold to many customers.
                     o Tell us the consideration given to the fact that sales of these inventory items in the future could materially distort future profit margins.


         The Company evaluates inventories, on at least a quarterly basis, for excess, obsolescence or other factors rendering inventories as unsellable at normal gross profit margins. The Company evaluates all slow moving inventory and writes down the inventories to reflect its approximate market value and takes into account the Company's contractual provisions with its suppliers governing price protection and stock rotations. The process of price protections and stock rotations requires estimates to be made regarding the valuation of inventory at market value. Each of the Company's suppliers has differing terms and conditions as to which products are price protected or can be returned under a stock rotation or scrap policy.

         In addition, assumptions about future demand, market conditions and decisions to discontinue certain product lines can impact the decision to write-down inventories. Senior management met to modify its business model to pursue the business available in the United States, increase its support of global contract manufacturers that require its value-added services and logistics programs, and aggressively promote its flat panel display product offerings, which the Company believes have promising potential for future growth. The Company began implementing this revised strategy in the fourth quarter of fiscal 2005.

         During the fourth quarter of fiscal 2005, we took a write-down of approximately $2.2 million for inventory based on our determination that, due to changes in market conditions in the United States, certain of our products primarily intended for distribution to specific customers were no longer saleable. In addition, our revised marketing  strategy  included a paring  down of our  vendors to only a
          certain   number  of  core  vendors,   which  resulted  in  additional
          write-downs.

         Since the inventory has been written down to the lower of cost or market, management believes that sales or scrap of these items will not have a material effect on the Company's overall future profit margins.


8. Goodwill and Other Intangible Assets, page F-11
8. Please provide us with a summary of the relevant facts, assumptions, and estimates you considered in your goodwill impairment analysis supporting your conclusion that no impairment of goodwill existed at June 30, 2005. Please refer to paragraphs 19 - 22 of SFAS 142 in your response.

         The Company performed its annual impairment test of its seven reporting units discussed in Note B on page F-18 in accordance with the requirements of SFAS 142 paragraphs 19-22 by comparing the fair value of the reporting unit to its carrying amount, including goodwill.

         The Company used a present value technique, consistent with acceptable valuation methodology discussed in paragraphs 23-25 of SFAS 142. The present value technique utilized cash flow assumptions over a five-year period that marketplace participants would use in their estimates of fair value. Specifically, a discount rate of 14% was used for this analysis, consistent with a current weighted average cost of capital. Forecasts of sales and operating margins were based on management projections of future trends and historical operating performance by each reporting unit. For the largest reporting unit (which comprises $18.9 million of the $25.4 million of total goodwill), the Company used a weighted average of three different economic scenarios. The assumptions used in the sales forecasts for the three different economic scenarios (as compared to historical sales for fiscal 2005) ranged from a negative 6% decrease to a positive 10% increase in year one, and from a 0% increase to a 7% compounded increase in years two through five. Expense estimates (as compared to historical expenses for fiscal 2005) ranged from a 0% increase to a 10% compounded increase in years one through five. For the six other reporting units, the assumptions used in the sales forecasts were based upon management's budgeted forecasted sales for each unit for fiscal 2006 (an approximately 10% to 15% increase over fiscal 2005 sales, depending upon the unit) in year one, and a compounded growth ranging from a 5% to 15% increase in years two through five, depending upon the unit. Expense estimates for the six other reporting units ranged from a 3% to 5% compounded increase over historical expenses in fiscal 2005. Working capital requirements for all seven reporting units were estimated at 4% of projected sales consistent with historical levels, and capital expenditures and depreciation were estimated based on what management considered reasonably necessary to support anticipated growth and, with respect to capital expenditures, limitations imposed by our credit facility financial covenant described above.

         The Company's valuation methodology, discount rate and assumptions used in its impairment analysis of the largest reporting unit were reviewed by an independent nationally recognized valuation firm who concluded that this methodology and these assumptions were reasonable for such reporting unit and that the same methodology would be reasonable for the Company's analysis of its six other reporting units as well.

9. Please expand your disclosure in future filings to specifically identify your reporting units and the amount of goodwill for each, as required by SFAS 142, paragraph 45.

         We believe that the requirements of SFAS 142, paragraph 45 require the disclosure relating to goodwill described in paragraph 45 (b) and
         (c)(1)-(c)(3) to relate to reportable segments in accordance with SFAS
         131. Since the Company has only one reportable segment, we believe that our current disclosure is in accordance with SFAS 142.



Note C -Discontinued Operations, page F-18
10. We note that in connection with your sale of Nexus that you and Sagamore Holdings are in dispute regarding the final adjustment related to Nexus' working capital. Please tell us the nature of this dispute and how you have accounted for this contingency in your June 30, 2005 financial statements. Additionally please tell us if this dispute has been subsequently resolved and if there have been any post purchase price adjustments.

         The Company's dispute with Sagamore relates to its position that the net working capital adjustment provided for in the purchase agreement is required to be made in accordance with GAAP, including the consistent application of inventory valuation procedures and reserves which were used when the net working capital target was established, in contrast to Sagamore's position that inventory should be valued based on an audit which may use procedures and reserves that differ from those which had been used when the net working capital target was established. The maximum amount of the net working capital adjustment is $500,000. The Company believes that it is probable that this dispute will be settled and therefore has established a $250,000 reserve for this contingency in its June 30, 2005 financial statements, which is reflected in the Statement of Operations, Discontinued Operations: Gain on sale of net assets of subsidiary. Since this dispute remains unresolved, there has to date been no purchase price adjustment between the Company and Sagamore.

11. We note that you reported the sale of Nexus as discontinued operations. Tell us how you met the criteria in paragraph 42(b) of SFAS 144. Specifically, please tell us why you believe the purchase and earn out agreements entered into with Sagamore Holdings do not constitute a significant continuing involvement that would preclude treatment of the component as discontinued operations.


         In considering the criteria in paragraph 42(b) of SFAS 144, the Company looked to the guidance provided in EITF 03-13. As set forth in paragraphs 9-11 of EITF 03-13, the post sale supply agreement with Sagamore does not allow the Company to exert significant influence over Nexus's operating and financial policies. Specifically, there is no retention of risk and no ability on the part of the Company to obtain benefits from Nexus outside of the normal supplier/customer relationship. Pricing and terms under this agreement are no more favorable to Nexus than those that the Company extends to its other customers of similar size and purchasing volume. As indicated by our response to comment 1 above, the amount of sales by Jaco to Nexus to date has clearly not been significant to Jaco.

         The earn out agreement does not constitute significant continuing involvement as set forth in paragraph 12(a) of EITF 03-13, which states that a resolution of contingencies that arise pursuant to the terms of the disposal transaction, such as the resolution of purchase price adjustments, does not constitute significant continuing involvement.

In connection with our above responses to the Staff's comments, the Company acknowledges that:

                    o    the  Company  is  responsible   for  the  adequacy  and
                         accuracy of the disclosure in the filing;

                    o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

                    o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


We appreciate the Staff's comments. If you or any other member of the Staff has any further questions or comments concerning these responses, please feel free to contact me at 631-273-5500 extension 3015.

                                      Sincerely,

                                      /s/ Jeffrey D. Gash
                                      -------------------
                                      Executive Vice President,
                                      Finance and Secretary


cc: Mr. Eric Atallah